Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Third Quarter and Nine-month period ended September 30, 2022

Glyfada, Greece, November 28, 2022, Globus Maritime Limited (“Globus”, the “Company”, “we”, or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated financial results for the third quarter and nine-month period ended September 30, 2022.

•	Revenue
o	24% increase to $15.9 million in Q3 2022 compared to Q3 2021
o	116% increase to $53.5 million in 9M 2022 compared to 9M 2021
•	Net income
o	$4.4 million net income in Q3 2022
o	$27.4 million net income in 9M 2022
•	Cash from operating activities
o	$3.7 million cash generated from operating activities in Q3 2022
o	$27.9 million cash generated from operating activities in 9M 2022
•	Adjusted EBITDA
o	$6.4 million in Q3 2022 compared to $7.8 million in Q3 2021
o	$33.8 million in 9M 2022 compared to $12.2 million in 9M 2021
•	Time Charter Equivalent
o	$15,865 per day in Q3 2022 compared to $17,057 per day in Q3 2021
o	$20,840 per day in 9M 2022 compared to $13,325 per day in 9M 2021

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate nine dry bulk carriers, consisting of four Supramax, one Panamax and four Kamsarmax vessels.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Galaxy Globe	2015	Hudong-Zhonghua	Kamsarmax	October 2020	81,167	Marshall Is.
Diamond Globe	2018	Jiangsu New Yangzi Shipbuilding Co.	Kamsarmax	June 2021	82,027	Marshall Is.
Power Globe	2011	Universal Shipbuilding Corporation	Kamsarmax	July 2021	80,655	Marshall Is.
Orion Globe	2015	Tsuneishi Zosen	Kamsarmax	November 2021	81,837	Marshall Is.
Weighted Average Age: 11.1 Years as at November 28, 2022					626,257

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“We are happy to report our 3rd quarter and 9 months results for 2022. The third quarter was a positive one, albeit a bit volatile. Whilst the market was weaker than the previous quarters in general, it remained at healthy levels. The Company primarily operates and employs the vessels in the spot market and occasionally on short term time charters so the rates we have seen do correlate with the market swings. The weakness and volatility that we saw in the third quarter carries on in the fourth quarter however, we expect and hope the market will start improving towards the end on the first quarter in 2023. As the year ends and especially during the first quarter the market usually experiences a seasonal softening that relates to various weather and trading factors. The year 2023 will be a very interesting one for the development of the industry and the adjustments to the new environmental regulations.

“As previously communicated, the Company has three fuel-efficient vessels on order that will be delivered to us in 2024; we expect those vessels to have improved consumption figures and environmental profiles, giving them a competitive edge and proving to be well placed to operate in an improving market. The Company cooperates with various third parties, such as classification societies and shipyards, in the studies of decarbonization strategies and alternative fuels. We hope these studies will give us a better understanding on the various developments in the new environmental regulations. The Company is studying the viability, availability, along with economic and operational factors of alternative fuels for ships such as methanol, LNG, and ammonia in order to prepare for the future and make educated cost-effective investment decisions. As we all know in these kinds of decisions a lot of factors come in to play such as the price of alternative fuels, the availability of production and supply, the power output and the cost of alternatively powered vessels in comparison to conventional ones.

“The Company decided to proceed with several of dry-docking operations by the end of 2022. One dry-docking was completed in the 3rd quarter and one in the beginning of the 4th quarter, with the expectation to complete another three dry-dockings before the year ends. Major works include general maintenance and upgrading, the installation of BWTS systems, the application of hull coatings, and other general repairs. We proceeded with the dry-dockings during the softer market conditions, hoping that the vessels will operate uninterrupted in the coming quarters.

“We remain optimistic with the prospects of the market on the medium and longer term. Notwithstanding that we remain vigilant of the market conditions, trade patterns and demand shifts; at the moment, the coal and grain markets seem to provide support to our sector. There is general optimism regarding the further reopening of the Chinese economy in 2023 as well as a return to the normalization of the real estate and construction industry which should have a positive impact on our business.

“We continue to observe closely the development of hostilities in Ukraine, as this fact affects trading in the Black Sea as well as changes in trade patterns for coal and grains in Europe.  A solid factor for optimism comes from the supply side, as the orderbook for new dry bulk vessels, remains very low. The expected fleet growth for the next few years, taking into account potential scrapping, should be minimal. Therefore, overall, we are hopeful that the market fundamentals will remain positive and stave off a global recession.

We stand firm in our commitment to deliver shareholder value, we believe we are taking advantage of the right investment opportunities as well as proper steps in moving the Company forward, to an ever-changing market and a constantly evolving industry.”

Recent Developments

Contract for new building vessels

On April 29, 2022, the Company signed a contract for the construction and purchase of one fuel-efficient bulk carrier of about 64,000 dwt. The vessel will be built at Nihon Shipyard Co. in Japan and is scheduled to be delivered during the first half of 2024. The total consideration for the construction of the vessel is approximately $37.5 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $7.4 million.

On May 13, 2022, the Company has signed two contracts for the construction and purchase of two fuel-efficient bulk carriers of about 64,000 dwt each. The sister vessels will be built at Nantong COSCO KHI Ship Engineering Co. in China with the first one scheduled to be delivered during the third quarter of 2024 and the second one during the fourth quarter of 2024. The total consideration for the construction of both vessels is approximately $70.3 million, which the Company intends to finance with a combination of debt and equity. In May 2022 the Company paid the 1st instalment of $13.8 million and in November 2022 paid the 2nd instalment of $6.9 million for both vessels under construction.

Debt financing

In August 2022, the Company reached an agreement with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.) for a deed of accession, amendment and restatement of the “CIT loan facility” (as referred at 2021 Annual Report) by the accession of an additional borrower in order to increase the loan facility from a total of $34.25 million to $52.25 million, by a top up loan amount of $18 million for the purpose of financing vessel Orion Globe and for general corporate and working capital purposes of all the borrowers and Globus. The CIT loan facility (including the new top up loan amount) is now further secured by a first preferred mortgage over the vessel Orion Globe. Furthermore, the benchmark rate was amended from LIBOR to SOFR and the applicable margin from 3.75% to 3.35% for the whole CIT loan facility. The Company also entered into a new swap agreement in order for the additional borrower to enter into hedging transactions (separately from those entered by the other borrowers) with First Citizens Bank & Trust Company (formerly known as CIT Bank N.A.).

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Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. For the first nine months of 2022 and 2021 the Company evaluated the carrying amount of its vessels and concluded that no impairment of its vessels should be recorded, or previously recognized impairment should be reversed.

Conflicts

The conflict between Russia and Ukraine, which commenced in February 2022, has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine, and it is possible that such instability, uncertainty and resulting volatility could significantly increase the costs of the Company and adversely affect its business, including the ability to secure charters and financing on attractive terms, and as a result, adversely affect the Company’s business, financial condition, results of operation and cash flows. Currently there is no direct effect on the Company’s operations.

Earnings Highlights

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2022	2021	2022	2021
Revenue	15,867	12,755	53,450	24,751
Net income	4,335	5,576	27,433	4,787
Net Cash generated from operating activities	3,703	5,853	27,888	7,935
Adjusted EBITDA (1)	6,350	7,814	33,752	12,175
Basic & diluted income per common share (2)	0.21	0.27	1.33	0.37

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Adjusted EBITDA to net income and net cash generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of common shares for the nine-month period ended September 30, 2022, was 20,582,301 compared to 12,865,496 common shares for the nine-month period ended September 30, 2021. The weighted average number of common shares for the three-month period ended September 30, 2022, was 20,582,301 compared to 20,467,086 common shares for the three-month period ended September 30, 2021.

Third quarter of the year 2022 compared to the third quarter of the year 2021

Net income for the third quarter of the year 2022 amounted to $4.3 million or $0.21 basic income per share based on 20,582,301 weighted average number of shares compared to $5.6 million or $0.27 per share based on 20,467,086 weighted average number of shares for the same period last year.

Revenue

During the three-month period ended September 30, 2022, and 2021, our Revenues reached $15.9 million and $12.8 million, respectively. The 24% increase in Revenues was mainly attributed to the increase of the fleet to 9 vessels during the 3rd quarter of 2022 compared to an average of 7.8 vessels for the same period in 2021.

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Nine-month period ended September 30, 20221, compared to the nine-month period ended September 30, 2021

Net income for the nine-month period ended September 30, 2022, amounted to $27.4 million or $1.33 basic income per share based on 20,582,301 weighted average number of shares, compared to $4.8 million for the same period last year or $0.37 basic income per share based on 12,865,496 weighted average number of shares.

Revenue

During the nine-month period ended September 30, 2022, and 2021, our Revenues reached $53.5 million and $24.8 million, respectively. The 116% increase in Revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2022, compared to the same period in 2021. Daily Time Charter Equivalent rate (TCE) for the nine-month period of 2022 was $20,840 per vessel per day against $13,325 per vessel per day during the same period in 2021, corresponding to an increase of 56%, which is attributed to the better conditions throughout the bulk market for the first nine months of 2022. Furthermore, the Company operated a fleet of 9 vessels during the first nine months of 2022 compared to an average of 6.7 vessels for the same period in 2021.

Fleet Summary data

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Ownership days (1)	828	717	2,457	1,825
Available days (2)	785	712	2,414	1,790
Operating days (3)	772	696	2,379	1,738
Fleet utilization (4)	98.4%	97.8%	98.6%	97.1%
Average number of vessels (5)	9.0	7.8	9.0	6.7
Daily time charter equivalent (TCE) rate (6)	$15,865	$17,057	$20,840	$13,325
Daily operating expenses (7)	$5,760	$4,981	$5,397	$5,278

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Selected Consolidated Financial & Operating Data

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
(In thousands of U.S. dollars, except per share data)	(unaudited)		(unaudited)
Consolidated Condensed Statements of Operations:
Revenue	15,867	12,755	53,450	24,751
Voyage and Operating vessel expenses	(8,090)	(4,104)	(16,130)	(10,459)
General and administrative expenses	(1,086)	(871)	(3,226)	(2,275)
Depreciation and amortization	(2,659)	(1,920)	(7,538)	(4,527)
Other (expenses)/income, net	(341)	34	(342)	158
Interest expense and finance cost, net	(542)	(381)	(1,237)	(2,860)
Gain/(Loss) on derivative financial instruments, net	1,186	63	2,456	(1)
Net income for the period	4,335	5,576	27,433	4,787

Basic net income per share for the period (1)	0.21	0.27	1.33	0.37
Adjusted EBITDA (2)	6,350	7,814	33,752	12,175

(1) The weighted average number of common shares for the nine-month period ended September 30, 2022, was 20,582,301 compared to 12,865,496 common shares for the nine-month period ended September 30, 2021. The weighted average number of common shares for the three-month period ended September 30, 2022, was 20,582,301 compared to 20,467,086 common shares for the three-month period ended September 30, 2021.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to net income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

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Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to net income and net cash generated from operating activities for the periods presented:

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)

Net income for the period	4,335	5,576	27,433	4,787
Interest expense and finance cost, net	542	382	1,237	2,860
(Gain)/Loss on derivative financial instruments, net	(1,186)	(64)	(2,456)	1
Depreciation and amortization	2,659	1,920	7,538	4,527
Adjusted EBITDA	6,350	7,814	33,752	12,175
Share-based payments	-	10	-	30
Payment of deferred dry-docking costs	(1,072)	(451)	(1,962)	(2,676)
Net decrease/(increase) in operating assets	(102)	(328)	(3,384)	351
Net decrease/(increase) in operating liabilities	(1,543)	(1,198)	(641)	(1,917)
Provision for staff retirement indemnities	27	1	22	(9)
Foreign exchange gains/(losses) net, not attributed to cash & cash equivalents	43	5	101	(19)
Net cash generated from operating activities	3,703	5,853	27,888	7,935

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2022	2021	2022	2021
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	3,703	5,853	27,888	7,935
Net cash used in investing activities	(733)	(14,710)	(22,128)	(43,435)
Net cash (used in) / generated from financing activities	16,087	(2,479)	11,722	79,897

	As at September 30,	As at December 31,
(Expressed in thousands of U.S. Dollars)	2022	2021
	(Unaudited)
Consolidated Condensed Balance Sheet Data:
Vessels and other fixed assets, net	146,937	130,831
Cash and cash equivalents (including current restricted cash)	69,043	50,437
Other current and non-current assets	9,595	4,384
Total assets	225,575	185,652
Total equity	173,851	146,418
Total debt net of unamortized debt discount	45,407	31,303
Other current and non-current liabilities	6,317	7,931
Total equity and liabilities	225,575	185,652

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About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of nine dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate nine vessels with a total carrying capacity of 626,257 Dwt and a weighted average age of 11.1 years as at November 28, 2022.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com

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